PO Box 43131 Providence, RI 02940-3131

Filed by Nuveen Select Tax-Free Income Portfolio

(Commission File No. 333-288619)

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934, as amended

Subject Company: Nuveen California Select Tax-Free Income Portfolio

(Commission File No. 811-06623)

RESPONSE NEEDED

Re: Your investment in Nuveen Funds

Dear Shareholder:

We have been trying to contact you regarding an important proposal pertaining to your investment in one or more Nuveen Funds.

Please call us toll-free at

1-888-686-7765

Please respond as soon as possible with the Reference Number listed above. The call will take only a few moments.

Because your vote is critical, our outreach to you will continue until there is sufficient voting.

You will not be asked for confidential information and your call will be recorded for your protection.

Hours of Operation:

●	Monday through Friday - 10:00 a.m. to 11:00 p.m. ET
●	Saturday - 12:00 p.m. to 6:00 p.m. ET

Thank you in advance for your participation.